EXHIBIT 99.1

Enthusiast Gaming to Participate in the H.C. Wainwright 25th Annual Global Investment Conference

LOS ANGELES, Sept. 07, 2023 (GLOBE NEWSWIRE) -- Enthusiast Gaming Holdings Inc. (Nasdaq: EGLX; TSX: EGLX), the leading gaming media and entertainment company in North America, today announced that CFO Alex Macdonald will be attending and presenting at the upcoming H.C. Wainwright 25th Annual Global Investment Conference taking place in New York City on September 11, 2023.

Date: September 11, 2023
Presentation Time: 3.00 PM ET

Please contact your H.C. Wainwright sales representative to request a meeting with management at the conference. Investors can also contact the Enthusiast Gaming IR team at investor@enthusiastgaming.com.

About Enthusiast Gaming

Enthusiast Gaming is the leading gaming media and entertainment company in North America, building the largest platform for video game enthusiasts and esports fans to connect and compete worldwide. Combining the elements of its five core pillars: creators, content, communities, games, and experiences, Enthusiast Gaming provides a unique opportunity for marketers to create integrated brand solutions to connect with coveted Gen Z and Millennial audiences. Through its proprietary mix of digital media, content and gaming assets, Enthusiast Gaming continues to grow its network of communities, reflecting the scale and diversity of gaming enthusiasts today.

Investor Contacts

Enthusiast Gaming – Alex Macdonald, CFO
FNK IR – Rob Fink / Matt Chesler, CFA
investor@enthusiastgaming.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the exchange) accepts responsibility for the adequacy or accuracy of this release.